UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. ___) *

River Valley Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

768475105
(CUSIP Number)

April 30, 2003
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]   Rule 13d–1(b)

[ X ]   Rule 13d–1(c)

[    ]   Rule 13d–1(d)

________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  768475105

1)       Name of Reporting Person     Thomas M. Davee
          I.R.S. Identification No. of Above Person (Entities Only)
________________________________________________________________________

2)      Check the Appropriate Box if a Member of a Group (See
          Instructions)

(a)   [   ]

(b)   [   ]

3)      SEC Use Only  ______________________________________________________
_______________________________________________________________________

4)      Citizenship or Place of Organization   U.S.A.

Number of Shares             5)                Sole Voting Power                             700
Beneficially Owned
By Each Reporting            6)                Shared Voting Power                       58,200
Person With
                                                     7)               Sole Dispositive Power                       700

                                                     8)               Shared Dispositive Power                 58,200

________________________________________________________________________

9)      Aggregate Amount Beneficially Owned by Each Reporting
                     Person  58,900
            ________________________________________________________________________

10)    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)   [   ]

11)    Percent of Class Represented by Amount in Row 9   7.2%
________________________________________________________________________

12)    Type of Reporting Person (See Instructions)         IN
________________________________________________________________________

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CUSIP No.  768475105

1)      Name of Reporting Person  Mary E. Davee
          I.R.S. Identification No. of Above Person (Entities Only) ________________________________________________________________________

2)      Check the Appropriate Box if a Member of a Group (See
          Instructions)

(a)    [   ]

(b)    [   ]

3)      SEC Use Only  _______________________________________________________
________________________________________________________________________

4)     Citizenship or Place of Organization U.S.A.

Number of Shares                     5)         Sole Voting Power                100
Beneficially Owned
By Each Reporting                    6)         Shared Voting Power            58,200
Person With
7)         Sole Dispositive Power          100

8)         Shared Dispositive Power      58,200

9)      Aggregate Amount Beneficially Owned by Each Reporting
                     Person   58,300
________________________________________________________________________

10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)   [   ]

11)     Percent of Class Represented by Amount in Row 9     7.1%
________________________________________________________________________

12)     Type of Reporting Person (See Instructions)    IN

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Item 1(a) Name of Issuer.

River Valley Bancorp

Item 1(b) Address of Issuer's Principal Executive Offices.

River Valley Bancorp
430 Clifty Drive
Madison, IN 47250

Item 2(a) Names of Persons Filing this Statement.

Thomas M. Davee and Mary E. Davee

Item 2(b) Address of Principal Business Office or, if None, Residence of Persons Filing this Statement.

215 West Main Street
Madison, IN 47250

Item 2(c) Citizenship.

Thomas M. Davee and Mary E. Davee are citizens of the United States of America.

Item 2(d) Title of Class of Securities.

Common Stock, no par value

Item 2(e) CUSIP Number.

768475105

Item 3. Filing Status if Filed Pursuant to Rule 13d-1(b) or 13d-2(b).

Not applicable.

Item 4. Ownership.

For Thomas M. Davee:

(a)    Amount Beneficially Owned:  58,900

(b)    Percent of Class:  7.2%

(c)    Number of Shares as to Which Such Person Has:

(i)    Sole Power to Vote or to Direct the Vote:  700

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(ii)    Shared Power to Vote or to Direct the Vote:  58,200

(iii)    Sole Power to Dispose or Direct the Disposition of:  700

(iv)    Shared Power to Dispose or Direct the Disposition of:  58,200

For Mary E. Davee:

(a)    Amount Beneficially Owned:  58,300

(b)    Percent of Class:  7.1%

(c)    Number of Shares as to Which Such Person Has:

(i)    Sole Power to Vote or to Direct the Vote:  100

(ii)    Shared Power to Vote or to Direct the Vote:  58,200

(iii)    Sole Power to Dispose or Direct the Disposition of:  100

(iv)    Shared Power to Dispose or Direct the Disposition of:  58,200

Thomas M. Davee and Mary E. Davee are married and jointly own 58,200 shares. They share voting and dispositive power as to such shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

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Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

JOINT FILING AGREEMENT.

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the Act), as amended, the undersigned hereby agree to this joint filing on Schedule 13G (including amendments thereto).

IN WITNESS WHEREOF, the undersigned execute this Agreement as of the 12th day of December, 2003.

/s/ Thomas M. Davee
Thomas M. Davee

/s/ Mary E. Davee
Mary E. Davee

SIGNATURE

  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: 12/12/03	/s/ Thomas M. Davee
Thomas M. Davee

Date: 12/12/03	/s/ Mary E. Davee
Mary E. Davee

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